Mail Stop 3010

January 26, 2010

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership – VI-A
2350 North Forest Road
Getzville, NY 14068

> **Re: Realmark Property Investors Limited Partnership – VI-A**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-17466**

Dear Mr. Jayson:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant